NOTIFICATION OF THE REMOVAL FROM LISTING AND REGISTRATION OF THE STATED SECURITIES The New York Stock Exchange hereby notifies the SEC of its intention to remove the entire class of the stated securities from listing and registration on the Exchange at the opening of business on February 12, 2019, pursuant to the provisions of Rule 12d2-2 (a). [ X ] 17 CFR 240.12d2-2(a)(3) That on February 1, 2019 the instruments representing the securities comprising the entire class of this security came to evidence, by operation of law or otherwise, other securities in substitution therefore and represent no other right except, if such be the fact, the right to receive an immediate cash payment. The merger between WildHorse Resource Development Corporation and Chesapeake Energy Corporation became effective on February 1, 2019. For stock elections, each Common Share of WildHorse Resource Development Corporation was converted into 5.989 shares of Chesapeake Energy Corporation Common Stock. For mixed elections, each Common Share of WildHorse Resource Development Corporation was exchanged for USD 3.00 in cash, without any interest and less any applicable tax and 5.336 shares of Chesapeake Energy Corporation Common Stock. The Exchange also notifies the Securities and Exchange Commission that as a result of the above indicated conditions this security was suspended from trading on February 1, 2019.